SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                17 March, 2008


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosure: 1.  Transaction in Own Shares announcement made on 03 March, 2008
Enclosure: 2.  Transaction in Own Shares announcement made on 04 March, 2008
Enclosure: 3.  Transaction in Own Shares announcement made on 04 March, 2008
Enclosure: 4.  Transaction in Own Shares announcement made on 05 March, 2008
Enclosure: 5.  Transaction in Own Shares announcement made on 06 March, 2008
Enclosure: 6.  Transaction in Own Shares announcement made on 06 March, 2008
Enclosure: 7.  Transaction in Own Shares announcement made on 06 March, 2008
Enclosure: 8.  Director/PDMR Shareholding announcement made on 07 March, 2008
Enclosure: 9.  Transaction in Own Shares announcement made on 07 March, 2008
Enclosure: 10. Holding(s) in Company announcement made on 10 March, 2008
Enclosure: 11. Transaction in Own Shares announcement made on 10 March, 2008
Enclosure: 12. Transaction in Own Shares announcement made on 11 March, 2008
Enclosure: 13. Transaction in Own Shares announcement made on 11 March, 2008
Enclosure: 14. Transaction in Own Shares announcement made on 12 March, 2008
Enclosure: 15. Directorate Change announcement made on 13 March, 2008
Enclosure: 16. Directorate Change announcement made on 13 March, 2008
Enclosure: 17  Transaction in Own Shares announcement made on 13 March, 2008
Enclosure: 18. Transaction in Own Shares announcement made on104 March, 2008

Enclosure: 1

Monday 3 March 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 5,450,000 ordinary shares at a price of 222.86 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 773,786,364 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,866,868,488.


The above figure (7,866,868,488) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure: 2

Tuesday 4 March 2008


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 32,064 ordinary shares at a minimum price of 146 pence and a maximum price of 192 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 773,754,300 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,866,900,552.

The above figure (7,866,900,552) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.




                                    = ends =

Enclosure: 3

Tuesday 4 March 2008

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 6,725,000 ordinary shares at a price of 218.53 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 780,479,300 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,860,175,552.

The above figure (7,860,175,552) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure: 4

Wednesday 5 March 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 4,378,752 ordinary shares at a price of 220.34 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 784,858,052 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,855,796,800.


The above figure (7,855,796,800) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure: 5

Thursday 6 March 2008
                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 8,098 ordinary shares at a price of 218.5 pence. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 784,849,954 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,855,804,898.

The above figure (7,855,804,898) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                    = ends =

Enclosure: 6

Thursday 6 March 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today cancelled 250,000,000 ordinary shares. The cancelled shares were all formerly held as treasury shares.


Following the above cancellation, BT Group plc's capital consists of 8,390,654,852 ordinary shares with voting rights, and BT Group plc holds 534,849,954 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,855,804,898.


The above figure (7,855,804,898) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure: 7

Thursday 6 March 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 5,800,000 ordinary shares at a price of 217.74 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,390,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 540,649,954 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,850,004,898.


The above figure (7,850,004,898) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure: 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

PHIL HODKINSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

PHIL HODKINSON

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF ORDINARY SHARES

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PHIL HODKINSON

8. State the nature of the transaction

PURCHASE OF ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

4639 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

215.5413p PER SHARE

14. Date and place of transaction

7 MARCH 2008, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

9261 ORDINARY SHARES

16. Date issuer informed of transaction

7 MARCH 2008


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

N/A

24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

7 MARCH 2008

END

Enclosure: 9

Friday 7 March 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 4,441,607 ordinary shares at a price of 215.36 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,390,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 545,091,561 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,845,563,291.


The above figure (7,845,563,291) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure: 10

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

BT Group plc

2) Name of shareholder having a major interest

Invesco Limited


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Total holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Bear Stearns - 11,487


Bank of Ireland (Dublin) - 2,800,102


Bank of New York - 409,021


Banque Paribas - 2,228,041


Banque Paribas (Frankfurt) - 86,458


Banque Paribas Jersey - 87,734


Bank of New York (Brussels) - 214,333


Bank of New York (Singapore) - 100,000


JP Morgan Chase Hong Kong - 736,858


JP Morgan Chase - 13,943,036


Citibank - 310,202,426


Citibank (Hong Kong) -141,172


Dresdener Bank (Frankfurt) - 180,521


Erste Bank (Vienna) - 84,387


HSBC - 5,252,192


Japan Trustee Savings Bank - 5,371


Mellon Bank Pittsburgh - 2,786,048


Morgan Stanley London - 67,144


Santander Central Hispano Investment - 83,262


State Street (Sydney) - 20,000


State Street Trust & Banking (London) - 46,866,200


Trust & custody Services JP - 28,322


Northern Trust Company (London) - 4,460,166


Westdeutsche Genossensschafts Zentralbank - 39,369


Other - 2,798,043


5)  Number of shares/amount of stock acquired


Total holding of 393,297,674 shares

6) Percentage of issued class

5.02%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class-

N/A

9) Class of security

Ordinary shares of 5p in BT Group plc


10) Date of transaction

04.03.08

11) Date company informed

10.03.08

12) Total holding following this notification

Total holding of 393,297,674 shares

13) Total percentage holding of issued class following this notification

5.02%

14) Any additional information

none


15) Name of contact and telephone number for queries

Graeme Wheatley, 020 7356 6372

16) Name of authorised company official responsible for making this notification

Graeme Wheatley, 020 7356 6372

Date of notification 10 March 2008

End

Enclosure: 11

Monday 10 March 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 4,850,000 ordinary shares at a price of 214.639211 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,390,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 549,941,561 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,840,713,291.


The above figure (7,840,713,291) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure: 12

Tuesday 11 March 2008

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 727,467 ordinary shares at a minimum price of 146 pence and a maximum price of 202 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,390,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 549,214,094 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,841,440,758.

The above figure (7,841,440,758) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure: 13

Tuesday 11 March 2008
                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 3,650,000 ordinary shares at a price of 212.97 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,390,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 552,864,094 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,837,790,758.

The above figure (7,837,790,758) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                    = ends =

Enclosure: 14

Wednesday 12 March 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 4,500,000 ordinary shares at a price of 214.44 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,390,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 557,364,094 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,833,290,758.


The above figure (7,833,290,758) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure: 15

Thursday, 13 March 2008

                                  BT GROUP PLC

                     NOTIFICATION UNDER LISTING RULE 9.6.13

BT Group plc announces that the Rt Hon Patricia Hewitt MP, whose appointment as a director of BT Group plc with effect on 24 March 2008 was announced today, has no information to disclose in respect of Listing Rule 9.6.13.


                                      Ends

Enclosure: 16

Thursday, 13 March 2008

                                  BT GROUP PLC

                     NOTIFICATION UNDER LISTING RULE 9.6.13

BT Group plc announces the following details in respect of John Eric Daniels whose appointment as a director of BT Group plc with effect on 1 April 2008 was announced today:

Current Directorship of publicly quoted companies in the last five years:

Company name                                  Appointed
Lloyds TSB Group plc                          1 November 2001

Mr Daniels has no other information to disclose in respect of Listing Rule
9.6.13.

                                      Ends

Enclosure: 17

Thursday 13 March 2008

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 4,000,000 ordinary shares at a price of 213.0743 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,390,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 561,364,094 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,829,290,758.

The above figure (7,829,290,758) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure: 18

Friday 14 March 2008

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 4,000,000 ordinary shares at a price of 214.58 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,390,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 565,364,094 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,825,290,758.

The above figure (7,825,290,758) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 17 March, 2008